Lucy Schlauch Stark
Phone 303-295-8493
Fax 303-291-9145
MLStark@hollandhart.com

July 11, 2012

Mr. Chris Chase

Division of Corporation Finance
100 F Street, NE

Securities and Exchange Commission

Washington, DC  20549

Re:  Submission by Natural Grocers by Vitamin Cottage, Inc. in connection with filing on Form S-1 (File No. 333-182186)

Dear Mr. Chase:

In connection with the Registration Statement on Form S-1 (File No. 333-182186 (the “Registration Statement”)) filed by Natural Grocers by Vitamin Cottage, Inc. (the “Company”), the Company has determined that it may provide helpful disclosure to potential investors by including a range of preliminary results for the quarter ended June 30, 2012 as a “Recent Development” in the prospectus contained in the Registration Statement.   The Company is hereby submitting to the staff of the Securities Exchange Commission (the “Staff”) a proposed presentation of preliminary numbers that has been revised in accordance with our discussions with the Staff.

Set forth below is the revised proposed presentation of these preliminary results that the Company would include in the Registration Statement:

“We are currently in the process of finalizing our consolidated financial results for our third quarter ended June 30, 2012, and therefore, our actual results for the third quarter are not yet available.  However, based on our preliminary unaudited financial results net sales for the three months ended June 30, 2012 are $86.7 million, which increased $19.1 million, or 28.3%, compared to net sales of $67.6 million in the three months ended June 30, 2011. The $19.1 million increase in net sales was driven by a $10.4 million increase in non-comparable stores sales and an $8.7 million, or 13.0%, increase in comparable store sales.  The increase in comparable store sales was due to an 8.6% increase in transaction count and a 4.4% increase in average transaction size at comparable stores.  Comparable store average transaction size increased to $34.96 in the three months ended June 30, 2012 from $33.48 in the three months ended June 30, 2011.

Holland & Hart LLP  Attorneys at Law

Phone (303)295-8000  Fax (303)295-8261  www.hollandhart.com

555 17th Street Suite 3200 Denver, CO 80202-3979 Mailing Address Post Office Box 8749 Denver, CO 80201-8749

Aspen Billings Boise Boulder Carson City Cheyenne Colorado Springs Denver Denver Tech Center Jackson Hole Las Vegas Reno Salt Lake City Santa Fe Washington, D.C.

Net sales for the nine months ended June 30, 2012 are $246.4 million, which increased $52.0 million, or 26.7%, compared to net sales of $194.4 million in the nine months ended June 30, 2011. The $52.0 million increase in net sales was driven by a $30.4 million increase in non-comparable stores sales and a $21.6 million, or 11.1%, increase in comparable store sales.  The increase in comparable store sales was due to a 6.9% increase in transaction count and a 4.2% increase in average transaction size at comparable stores.  Comparable store average transaction size increased to $34.98 in the nine months ended June 30, 2012 from $33.57 in the nine months ended June 30, 2011.

We also expect our gross margin percent for the three and nine months ended June 30, 2012 to be similar to gross margin percent levels recorded for the three and nine months ended June 30, 2011 which were 29.2% and 29.3% respectively.

We have not yet completed closing procedures for the three months ended June 30, 2012 and our independent auditors have not yet reviewed the results.  Accordingly, our preliminary financial data for the three months ended June 30, 2012 is subject to change pending finalization, and actual results could differ materially as we finalize such results.”

The Company is continuing its closing procedures for the period ended June 30, 2012 and does not have final net income numbers for that period that it can include at this time.

The Company would like to add the proposed presentation to the Registration Statement in a filing to be made as early as Thursday, July 12, 2012 and would therefore appreciate receipt of any comments or objections the Staff may have to this presentation as expeditiously as possible.

Sincerely,

/s/Lucy Schlauch Stark

Lucy Schlauch Stark